SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.1)*

Aldila, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

014384200

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

CUSIP No. 014384200

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Partners, LP

16-1619246

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

281,825

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

281,825

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,825

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 014384200

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Partners (QP), LP

20-3549762

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

281,825

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

281,825

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

281,825

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of Aldila, Inc. (the “Issuer”) beneficially owned by Pike Capital Partners, L.P. and Pike Capital Partners (QP), LP (collectively, the “Reporting Persons”) as of December 31, 2006 and amends and supplements the Schedule 13G filed on March 7, 2006 (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Pike Capital Partners, LP

Pike Capital Partners (QP), LP

(A)	AMOUNT BENEFICIALLY OWNED: 281,825
(B)	PERCENT OF CLASS: 5.1%
(C)	OF SHARES AS TO WHICH THE PERSON HAS:
(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 0
(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 281,825
(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0
(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 281,825
Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	February 12, 2007

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC, its General Partner

By:	/s/ Daniel W. Pike
Daniel W. Pike, Managing Member

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, its General Partner

By:	/s/ Daniel W. Pike
Daniel W. Pike, Managing Member

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A -	Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A
Exhibit B -	Joint Filing Agreement dated February 12, 2007 among Pike Capital Partners (QP), LP and Pike Capital Partners, LP.

EXHIBIT A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

(1)           Pike Capital Partners (QP), LP, a private investment partnership formed under the laws of State of Delaware. Pike Capital Management LLC is the General Partner of Pike Capital Partners (QP), LP. Mr. Daniel W. Pike is the Managing Member of Pike Capital Management LLC.

(2)           Pike Capital Partners, LP, a private investment partnership formed under the laws of State of Delaware. Pike Capital Management LLC is the General Partner of Pike Capital Partners, LP. Mr. Daniel W. Pike is the Managing Member of Pike Capital Management LLC.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on the Schedule 13G/A with respect to the Common Stock of Aldila, Inc. dated February 12, 2007 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	February 12, 2007

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC, its General Partner

By:	/s/ Daniel W. Pike
Daniel W. Pike, Managing Member

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, its General Partner

By:	/s/ Daniel W. Pike
Daniel W. Pike, Managing Member